[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 2, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® Royalty & Income Fund

Post-Effective Amendment No. 4 to Registration Statement

on Form N-2 (File Nos. 333-187268 and 811-22593)

Ladies and Gentlemen:

On behalf of The Cushing® Royalty & Income Fund (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Post-Effective Amendment No. 4 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (File Nos. 333-187268 and 811-22593) (the “Registration Statement”).

The Registration Statement relates to the offering of the Fund’s securities on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. The post-effective amendment is being filed to bring the financial statements up to date and make other non-material changes to the Fund’s Prospectus and SAI.

If you have any questions or require any further information with respect to this filing, please call me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Very truly yours,

/s/ Philip H. Harris

Philip H. Harris

Enclosure